May 15, 2019

VIA EDGAR
==========
Elisabeth Bentzinger
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Starboard Investment Trust; File Nos. 333-159484 and 811-22298

Dear Ms. Bentzinger,
On December 7, 2018, Starboard Investment Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Method Smart Beta U.S. Sector Plus Fund and Method Smart Beta Global Allocation Plus Fund (the “Funds”). On January 31, 2019, you provided oral comments. On February 21, 2019, we filed a letter responding to your oral comments, and, on April 30, 2019, we filed an amended Registration Statement to address your oral comments (the “Amendment”). On May 6, 2019, you provided oral comments to the Amendment. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
Prospectus:
Summary
Comment 1. For both Funds, the advisory fee stated in the fee table is 1.25%, but the advisory fee in the investment advisory agreement filed as an exhibit to the Amendment says it is 1.00%. Please resolve the discrepancy and refile the investment advisory agreement if it is incorrect.
Response. The advisory fee stated in the fee table is correct. A corrected investment advisory agreement is being filed with the registration statement addressing these comments (the “Second Amendment”).
Comment 2. For the Method Smart Beta U.S. Sector Plus Fund, in the third footnote to the fee table please correct the statement regarding recoupment to reference the advisor instead of the sub-advisor.
Response. The Registrant has revised the disclosure as requested.

Comment 3. In “Investment Sub-Advisor – Prior Performance of Similar Accounts”, please clarify that the “certain” accounts in the composites are all of the accounts that use a substantially similar strategy as the Funds. Please also clarify that the performance is net of all expenses, including any sales loads.
Response. The Registrant has revised the disclosure as requested.
Comment 4. In the tables in “Investment Sub-Advisor – Prior Performance of Similar Accounts”, please list the net performance information first.
Response. The Registrant has revised the tables as requested.
Comment 5. Please file the subscription agreement or a form of subscription agreement with the Second Amendment.
Response. The Registrant has filed the Subscription Agreement with the Second Amendment.

* * *

If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Cody

Tanya L. Cody